THE YORK WATER COMPANY

2022 Annual Report



EXTENDING
Our ROOTS



In the spring of 2022, new vegetation emerged in the Lake Williams lakebed, creating a different beautiful landscape for the community and providing pristine habitat for local wildlife. The original course of the East Branch Codorus Creek is also visible once again, demonstrating that our natural environment is resilient and will seek to re-establish itself even after 100+ years.

On front cover: The East Branch Codorus Creek flowing through the Lake Williams lakebed, fall 2022.




Historic Hurricane Agnes photos taken by the late Bill Schintz, a photographic documentarian of our community for decades.

Hurricane Agnes 50 Years Later:

On June 22, 1972, Hurricane Agnes deluged York with a record 15.67 inches of rain over the storm's two-day duration, adding to the total of 20.45 inches in the month of June alone. Agnes caused 128 deaths and approximately $2.1 billion in damage across much of the East Coast.

This storm represents the first and only time that York Water suspended distribution of water to customers because of the catastrophic conditions. For the last 50 years, York Water has enhanced and constructed more resilient and redundant facilities.

• Brillhart Pumping Station, which was flooded and off line in June of 1972, now has supply redundancy with two alternative pumping stations on the Susquehanna River and Lake Redman. Electric motors and switch gears are elevated above the 100-year flood plain level and new pumps are designed for maximum efficiency and survivability.

• Pumping stations throughout our service area all have backup power and automated transfer so that our repump customers are kept in service just like our gravity customers.

To appreciate the scale of the continual investment in resilience, reliability, and redundancy, one need look no further than our ongoing spillway replacement at our Lake Williams Dam. This project will result in a dam designed to accommodate a storm event two and a half times the magnitude of Agnes, a staggering 40 inches of rain over a 72-hour period.



JT Hand

Dear Shareholders,

We remember certain dates, whether ascribed by historians, or lived and experienced at a very personal level. December 7, 1941, Pearl Harbor, a Day of Infamy. September 11, 2001, an attack of unprecedented magnitude, shock, sadness, fear, anger. Closer to York, Pennsylvania, July 1-3, 1863, the Battle of Gettysburg, often considered the turning point of the Civil War. And, as described on the preceding page, June 22, 1972, the onslaught of a hurricane named Agnes. While this limited subset of dates is memorable as points in time, it's a Nation's, a Community's, or a Company's response to these events that form the foundation of ethos and culture.

As the COVID-19 pandemic of 2020 was unquestionably a strategic inflection point for innumerable businesses, fifty years earlier, Hurricane Agnes was formational to York Water's enduring capital investment strategy: a strategy focused on resilient, redundant, and reliable utility infrastructure. In 1972, the Company's sole raw water pumping station was submerged under 8'2" of flood water, an incredible 4'6" higher than the previous 1933 record flood level of 3'8". The same pumping station remains in operation today with the same floor elevation as originally constructed. What's changed at Brilhart Pumping Station since the Company's pumps and motors were flooded and taken out of service in June of 1972 is everything else. Capital investment to eliminate single points of failure resulted in the construction of redundant pumping stations on the Susquehanna River and more recently at the Lake Redman Reservoir. Backup power generation at all pump and booster stations ensures that when the power goes down and the lights go off, York Water still flows, and wastewater is collected and treated. In 2022, York Water invested over $50M in capital improvements across an expanded network of water and wastewater systems to ensure an uninterrupted supply of water and wastewater service to our customers. In spite of the historic investment to rehabilitate the Lake Williams Dam, and the fact that the Lake Williams Reservoir has been empty, resulting in a 1 billion gallon deficit to normal raw water storage, not a single water customer has been inconvenienced. For fifty years, Hurricane Agnes's legacy for York Water's Board of Directors has been to plan for the next emergency, to secure sufficient capital, and to timely invest in its utility plant. And, most importantly, we recognize that for the 156 years of continuous service preceding Agnes, and the fifty years since, that the employees of our Company secure for all of our stakeholders the achievements in the pages that follow.

We are grateful to our shareholders for their trust and confidence in our Nation's Oldest Investor-Owned Utility.

President and Chief Executive Officer

"Were it not for the vigilance and unstinting efforts of our fine group of employees and the cooperation and understanding of our equally fine group of consumers, York might have experienced an even worse calamity than Agnes had in store for our federally designated Disaster Area."

**– William H. Kain, President
The York Water Company
Annual Report 1972**



The 330-million-gallon Roxbury Reservoir in Franklin County.

Year After Year York Water Exceeds Expectations



Net Income

Capital Investments

Earnings per Share

Water & Wastewater Customers/Connections

Financial Statistics

All the graphs depicted represent historic corporate performance. Record growth and record capital placement are the highlights of 2022, but across our financial profile, 2022 was a remarkable financial year. Growth in Net Income from $17.0M in 2021 to $19.6M in 2022 and strong earnings results reinforce the Company's investment and expansion strategy. With projects like the Lake Williams Dam rehabilitation and many other facility expansions and acquisitions, annual capital expenditures grew to $50.5M over 2021's $34.4M. Our capital placement in both water and wastewater ensures uninterrupted service to our customers and the communities we serve.

In a challenging inflation and supply-side environment, our York Water employees installed 98,700 feet of water main, the most since 2008, while acquiring and now operating an additional 235,200 feet of water main, 114,100 feet of sewer main, and four sewer treatment plants. We are fortunate to have dedicated employees who now have responsibility for water and wastewater service to approximately 208,000 people across York, Adams, and Franklin Counties.



2022 Average Annual Cost for Water
(Residential) 4,000 gals/month

York Water
Average PA Regulated Water



2021 Justified Complaint Rate*
Per 1,000 Customers

York Water
All Major PA Water Utilities
Other Major PA Water Utilities

Customer Satisfaction

York Water surpasses our Pennsylvania water utility peers with a reasonable and affordable average annual cost of water, while having the lowest customer complaint rate.

Average Annual Cost for Water is over 47 % lower than our Pennsylvania water utility peers. At **0 %**, York Water's Justified Customer Complaint Rate is far below the industry average of 11.2 % per 1,000 customers.

York Water continues to provide an unmatched customer experience, while maintaining affordable rates for the customers and communities we serve.

*Source: https://www.puc.pa.gov/media/2252/2020-2021-ucare-final-version.pdf

Facility Enhancement and Investment

Amblebrook Gettysburg (Adams County)

The beautiful Amblebrook 55+ community in Adams County took off this year with over 150 homes constructed in Phase 1 and 2, as well as completion of the Clubhouse. York Water kept pace with superior water supply and a new state-of-the-art sewage treatment plant, which was completed and is already being expanded to anticipate this growing community. The unique partnership created in this context establishes a foundation for similar arrangements with developers in the future. This project is a great example of our flexibility and creativity as a 21st century utility service company.

2022 Acquisitions

Letterkenny Industrial Development Authority (LIDA) (Franklin County)

In August, York Water expanded our service territory and acquired the water and wastewater systems jointly owned by LIDA and Franklin County General Authority (FCGA) in Greene and Hamilton Townships, Franklin County. This acquisition included all the water and wastewater production and treatment assets, water distribution and wastewater collection assets, and the Roxbury Reservoir. This transaction was the Company's first water system acquisition in Franklin County and includes the largest surface water reservoir in the county. The majority of the connections support military and logistic tenants in the secured Letterkenny Army Depot and adjacent industrial park. York Water has already added residential customers to the Franklin County water system in the acquisition of Scott Water Company (see below). We are thrilled to have a great customer partner in LIDA.

"We needed a proven utility ally who delivers exceptional levels of operational expertise, along with the financial muscle to take our systems into the future, and that's York Water." **– Kip Feldman, LIDA Executive Director**

In the fall of 2022, York Water further extended its roots through the following acquisitions:

- **Water & Wastewater systems in the Albright Mobile Home Estates in Springfield Township, York County;**

- **SYC Wastewater Treatment Plant, LP in Springfield Township, York County adjacent to Exit 3 along the Route 83 corridor;**

- **Water & Wastewater systems at the Country View Manor residential community in Washington Township, York County; and**

- **Scott Water Company in Greene Township, Franklin County.**

In total, these acquisitions added 3,587 new customers in 2022, the highest percentage increase in our customer base since 2009.



Members of the York Water Wastewater Department at the SYC wastewater treatment plant, Springfield Township, York County.

Land Acquisition

In December, York Water closed on the purchase of three former Donald and Janet Dallmeyer properties in Spring Garden Township, York County. This +/-54-acre property purchase includes three parcels: (i) the original homestead property; (ii) an undeveloped parcel on Shady Dell Drive; and (iii) an undeveloped parcel to the north. These properties contain vital operational assets and are adjacent to the Company's primary water filtration plant located at Reservoir Park and represent the foundational features of this legacy investment.

"Just as our predecessors had the foresight and vision to establish York Water's treatment works on the elevated slope overlooking the City of York, to secure the high ground and benefit from gravity, we invest for the needs of our customers not simply today, but for 30, 50, or 100 years from now. These relatively undeveloped properties already contain the water distribution arteries below ground that carry our water to points north, south, and east and securing this property is important to our utility and the communities we serve." **– JT Hand, York Water President & CEO**

Lake Williams Dam

Spring of 2022: groundbreaking for the Lake Williams Dam rehabilitation site began with the removal of the Water Street bridge over the spillway, followed by extensive excavation that exposed the original concrete core wall from the 1912 structure. Remarkably, this core wall will remain in place and is to be incorporated into the renovated dam. Foundational concrete work has progressed through the fall. If you are interested in tracking the progress of the project, please go to https://www.yorkwater.com/lake-williams-dam-project/. We appreciate the community's interest and patience over the next twelve months as we complete these significant investments in our collective future.



De-watered lakebed



1912 concrete core wall



Project aerial view

Highlights of Our 207th Year

(In thousands of dollars, except per share amounts)

Summary of Operations

For The Year	2022	2021	2020	2019	2018
Operating revenues	$ 60,061	$ 55,119	$ 53,852	$ 51,578	$ 48,437
Operating expenses	35,578	31,723	29,421	27,792	25,920
Operating income	24,483	23,396	24,431	23,786	22,517
Interest expense	3,613	3,705	4,177	4,758	5,280
Gain on life insurance	-	–	515	–	–
Other income (expenses), net	(1,275)	(1,587)	(2,153)	(2,386)	(1,370)
Income before income taxes	19,595	18,104	18,616	16,642	15,867
Income taxes	15	1,120	2,018	2,240	2,491
Net income	$ 19,580	$ $16,984	$ 16,598	$ 14,402	$ 13,376
Per Share of Common Stock					
Book value	$ 14.50	$ 11.64	$ 10.97	$ 10.31	$ 9.75
Earnings per share:					
Basic	1.40	1.30	1.27	1.11	1.04
Diluted	1.40	1.30	1.27	1.11	1.04
Weighted average number of shares outstanding during the year:					
Basic	13,957,788	13,076,263	13,033,681	12,964,080	12,903,568
Diluted	13,958,915	13,077,290	13,034,520	12,966,292	12,903,836
Cash dividends declared per share	0.7874	0.7571	0.7280	0.7001	0.6731
Utility Plant					
Original cost,					
net of acquisition adjustments	$ 539,963	$ 482,113	$ 434,963	$ 398,065	$ 377,676
Construction expenditures	50,532	34,409	32,123	18,425	16,882
Other					
Total assets	$ 510,595	$ 458,853	$ 406,957	$ 363,529	$ 345,140
Long-term debt including current portion	139,465	146,369	123,573	101,035	93,358

For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to Item 7 in the Company's Annual Report on Form 10-K.

Shareholder Information

Market Information

The common stock of The York Water Company is traded on the NASDAQ Global Select Market under the symbol YORW.

Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2022 numbered approximately 1,890.

Financial Reports and Investor Relations

The Company makes available free of charge, on or through its website (www.yorkwater.com), its annual report on Form 10-K, its quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission, or SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements, and other information about SEC registrants, including the Company.

Shareholders may request, without charge, copies of the Company's financial reports. Such requests, as well as other investor relations inquiries, should be addressed to:

Molly E. Houck
Investor Relations &
Communications Administrator

The York Water Company
130 East Market Street
York, PA 17401

(717) 718-2942
(800) 750-5561
mollyh@yorkwater.com

In 2013, we initiated a share repurchase program to add value for our shareholders. The Board of Directors authorized the Company to repurchase up to 1,200,000 shares of the Company's common stock from time to time. No shares were repurchased this year. As of December 31, 2022, 618,004 shares remain available for repurchase.

We are only including a summary of our financial results in this annual report.

Please refer to our annual SEC 10-K Report, which was delivered with this report, or can be downloaded from the investor relations section of our website at www.yorkwater.com for a more detailed review of our financial performance.

STOCK EXCHANGE LISTING

The Company's common shares trade on the NASDAQ Global Select Market.

The trading symbol is **YORW**.

INDEPENDENT AUDITORS

Baker Tilly US, LLP
Suite 200
221 West Philadelphia Street
York, PA 17401

TRANSFER AGENT & REGISTRAR

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
(844) 317-3311 (toll free)
Internet:
http://shareholder.broadridge.com/YORW

IMPORTANT ANNUAL MEETING INFORMATION

Monday, May 1, 2023
1:00 p.m.
Lunch 12:00 p.m. (reservation required)

Appell Center for the Performing Arts
50 North George Street
York, PA 17401

The Annual Meeting is currently scheduled to be held in person. Due to continued and evolving regulations regarding travel, gatherings, and other restrictions relating to COVID-19 public health concerns, the Company's directors and officers may be required to participate remotely or the Company may decide to hold the meeting in a different location or virtually. While there are not currently any additional COVID-19-related requirements at the Appell Center for the Performing Arts, that is subject to change. At this time, masks are not required, but strongly encouraged for those that are unvaccinated. Any relevant updates will be available on the meeting location's website at www.appellcenter.org//plan-your-visit/covid-policies and the Company's website at www.yorkwater.com.

Please check the websites prior to the meeting if you plan to attend. If you plan on attending the meeting, doors will open at 11:30 a.m. and a boxed lunch will be provided beginning at 12:00 p.m. Please RSVP either by checking the box on the proxy card and mailing in the enclosed envelope, or by contacting Molly Houck at (717) 718-2942 or by e-mail at mollyh@yorkwater.com.

Supplemental Information (Unaudited)

(In thousands of dollars, except per share amounts)

Year ended December 31	2022	2021	2020
Selected Financial Data			
Income			
Operating Revenues	$60,061	$55,119	$53,852
Operating Expenses	$35,578	$31,723	$29,421
Operating Income	$24,483	$23,396	$24,431
Interest Expense	$3,613	$3,705	$4,177
Net Income	$19,580	$16,984	$16,598
Percent Change in Net Income Compared to Prior Year	15.3%	2.3%	15.2%
Common Stock Dividends	$11,009	$9,909	$9,490
Dividend Payout Ratio	56.2%	58.3%	57.2%
Weighted Average Common Shares Outstanding, Basic	13,957,788	13,076,263	13,033,681
Basic & Diluted Earnings Per Weighted Average Common Share	$1.40	$1.30	$1.27
Number of Common Shares Outstanding	14,285,584	13,112,948	13,060,817
ROE on Year End Common Equity	9.5%	11.1%	11.6%
Common Stock Dividends Per Share	$0.7874	$0.7571	$0.7280
Net Cash Flows From Operating Activities	$22,018	$22,959	$20,235
Balance Sheet			
Common Stockholders' Equity	$207,183	$152,622	$143,252
Long-Term Debt Including Current Maturities	$139,465	$146,369	$123,573
Total Capitalization	$346,648	$298,991	$266,825
Percent Common Stockholders' Equity	60%	51%	54%
Percent Long-Term Debt	40%	49%	46%
Net Utility Plant	$431,205	$382,909	$343,623
Operating Data			
Revenue Class			
Residential	$39,196	$35,885	$35,733
Commercial and Industrial	$16,255	$14,892	$14,068
Other	$4,610	$4,342	$4,051
Total Operating Revenues	$60,061	$55,119	$53,852
Construction Expenditures	$50,532	$34,409	$32,123
Other Operating Data			
Number of Customers	76,731	73,144	72,681
Number of Employees	116	110	108
Common Shareholders	1,890	1,933	1,982
Book Value Per Common Share	$14.50	$11.64	$10.97
Market Value at Year End	$44.98	$49.78	$46.60
Market Value to Book Value	310%	428%	425%
P.E Ratio	32.1	38.3	36.7

Supplemental Information (Unaudited)

(In thousands of dollars, except per share amounts)

2019	2018	2017	2016	2015	2014	2013	2012
$51,578	$48,437	$48,589	$47,584	$47,089	$45,900	$42,383	$41,447
$27,792	$25,920	$24,896	$23,414	$23,294	$22,593	$21,217	$20,331
$23,786	$22,517	$23,693	$24,170	$23,795	$23,307	$21,166	$21,116
$4,758	$5,280	$4,484	$5,037	$4,976	$4,996	$5,267	$5,249
$14,402	$13,376	$12,974	$11,846	$12,489	$11,484	$9,654	$9,303
7.7%	3.1%	9.5%	-5.1%	8.8%	19.0%	3.8%	2.4%
$9,083	$8,690	$8,318	$8,051	$7,743	$7,443	$7,214	$6,929
63.1%	65.0%	64.1%	68.0%	62.0%	64.8%	74.7%	74.5%
12,964,080	12,903,568	12,849,123	12,845,955	12,831,687	12,879,912	12,928,040	12,847,160
$1.11	$1.04	$1.01	$0.92	$0.97	$0.89	$0.75	$0.72
13,014,898	12,943,536	12,872,742	12,852,295	12,812,377	12,830,521	12,979,281	12,918,633
10.7%	10.6%	10.9%	10.4%	11.5%	11.0%	9.3%	9.3%
$0.7001	$0.6731	$0.6472	$0.6267	$0.6040	$0.5788	$0.5580	$0.5391
$18,881	$18,372	$20,111	$19,365	$20,710	$18,766	$18,438	$16,422
$134,185	$126,195	$119,405	$114,061	$109,070	$104,563	$103,511	$99,825
$101,035	$93,358	$90,142	$84,653	$84,562	$82,312	$82,741	$82,684
$235,220	$219,553	$209,547	$198,714	$193,632	$186,875	$186,252	$182,509
57%	57%	57%	57%	56%	56%	56%	55%
43%	43%	43%	43%	44%	44%	44%	45%
$313,224	$299,157	$288,787	$270,907	$261,420	$253,194	$244,237	$239,539
$33,409	$31,281	$31,257	$30,218	$29,761	$29,165	$26,873	$26,192
$14,441	$13,578	$13,729	$13,760	$13,822	$13,267	$12,299	$12,114
$3,728	$3,578	$3,603	$3,606	$3,506	$3,468	$3,211	$3,141
$51,578	$48,437	$48,589	$47,584	$47,089	$45,900	$42,383	$41,447
$18,425	$16,882	$24,602	$13,158	$13,844	$14,139	$9,852	$11,543
71,411	70,263	69,604	67,052	66,087	65,102	64,118	63,779
106	109	102	103	107	107	104	105
1,998	1,999	2,011	2,052	2,007	2,002	2,023	1,786
$10.31	$9.75	$9.28	$8.87	$8.51	$8.15	$7.98	$7.73
$46.11	$32.06	$33.90	$38.20	$24.94	$23.21	$20.93	$17.57
447%	329%	365%	431%	293%	285%	262%	227%
41.5	30.8	33.6	41.5	25.7	26.1	27.9	24.4

Board of Directors



Paul R. Bonney (4)
Director Since 2022



Cynthia A. Dotzel, CPA (1)
Chair
Director Since 2019



Michael W. Gang, Esq. (1)
Director Since 1996



Joseph T. Hand (1)
Director Since 2020



Jeffrey R. Hines, P.E. (1)
Director Since 2008



George W. Hodges (1) (3)
Past Chair
Director Since 2000



George Hay Kain, III (4)
Director Since 1986



Jody L. Keller, SPHR (4)
Director Since 2015



Erin C. McGlaughlin (2) (3)
Director Since 2016



Robert P. Newcomer (2) (4)
Director Since 2013



Steven R. Rasmussen, CPA (2) (3)
Director Since 2011



Ernest J. Waters (2) (3)
Director Since 2007

DIRECTORS EMERITI

Josephine S. Appell
James H. Cawley
Chloe R. Eichelberger
William T. Morris

Irvin S. Naylor
Thomas C. Norris
Jeffrey S. Osman

KEY
(1) Executive Committee
(2) Audit Committee
(3) Nomination and Corporate Governance Committee
(4) Compensation Committee

Addition to the Board of Directors 2022

Paul R. Bonney, a utility industry professional, joined The York Water Company's Board of Directors in 2022. Mr. Bonney has an extensive background in regulatory and utility counseling, as well as in-house work, predominantly in the electric sector. He is extremely well-versed in utility business and finance strategies. Mr. Bonney's leadership in Diversity and Inclusion and Enterprise Service Management program development will be instrumental to our Company's future.



On Veterans Day 2022, we celebrated the 40th Anniversary of the American flag proudly flying at our Filter Plant at Reservoir Park.

Environmental Stewardship

SOURCE WATER PROTECTION PLAN

York Water revised, filed, and received approval from the Pennsylvania Department of Environmental Protection for a comprehensive source water protection plan in 2022 for our main drinking water sources in York County. We convened a steering committee of water resource professionals to create a plan that is flexible but with solid foundation for our future watershed and source water initiatives. Such work will include public education, community partnerships, and capital projects to enhance our source protection. York Water has executed the most protective management practice at Lake Williams and Lake Redman by purchasing and controlling much of the surrounding properties in the watershed. There is more that we can do as a community, and this plan provides the working structure for future efforts.



TREE PLANTING AT LAKE WILLIAMS

In the spring of 2022, a mixture of 200 hardwood and evergreen trees were planted south of the Lake Williams Dam construction access road. This reforestation effort was the first phase of such plantings to ensure that we replace woodland habitat disturbed by construction activities. Trees adjacent to and surrounding our water resources help to improve and maintain water quality, provide important natural habitat, and make the ground more fertile for other plants. This effort is reminiscent of the Company's original planting around Lake Williams over 100 years ago when 1 million trees were planted.



TIMBER DONATIONS TO HORN FARM CENTER

York Water sponsors the Horn Farm Center, a local organization fostering learning through ecological land stewardship, experiential education, and community partnerships. In October of 2021, the Horn Farm farmhouse was struck by lightning, damaging much of the building. York Water donated trees and milling services from the Lake Williams Dam project site for rebuilding. Many of these trees had been planted over 100 years ago and were harvested to minimize earth disturbance. This is just one example of York Water's commitment to protecting the environment and support for environmental education in our community, both of which are foundational to our corporate mission.



Left to right: Kurt Smith, PA DEP, Kent Croman, YWC, Tim Young, YWC, Katrina Cooper, YWC, Rob Bissey, YWC, and Kevin Anderson, PA DEP.

PA DEP FILTER PLANT OPTIMIZATION AWARD

The Association of State Drinking Water Administrators, with the US EPA, recognized York Water in 2022 as one of the top performing (water supply) filter plants in 2021. This award recognizes drinking water systems that optimize treatment to provide an increased and sustainable level of public health protection for consumers/customers. This prestigious award recognizes the efforts and competence of our treatment plant employees in delivering nearly 20 million gallons per day of that good York water to our customers. We thank our operators and filter plant personnel for their consistency and diligence on behalf of our customers 365 days a year.

Officers & Key Employees



Vernon L. Bracey
Vice President-
Customer Service



Alexandra C. Chiaruttini, Esq.
Chief Administrative Officer and General Counsel



Natalee C. Gunderson, SHRM-CP
Vice President-
Human Resources



Joseph T. Hand
President and Chief Executive Officer



Matthew E. Poff, CPA
Chief Financial Officer and Treasurer



Mark S. Snyder, P.E.
Vice President-
Engineering



Martin L. Strine
Operations Manager



Mark A. Wheeler
Chief Operating Officer and Secretary



Molly E. Houck
Investor Relations and Communications Administrator

A Pioneer for Future Generations



Sharon Markey

Right: Sharon Markey is celebrated by President JT Hand and members of the Water Treatment Team and passes the baton to the new generation of operators and technicians that she helped mentor.



In 2022, York Water celebrated Sharon Markey's retirement after 32 years of service to our customers, culminating as a Filter Plant Operator. Sharon was a pioneer at our Filter Plant when she started her career and has extended solid and reliable roots for future operators. Sharon was responsible for training and mentoring many of our operators and technicians over the years. She always set an excellent example and the quality of our customers' water and seamless service has much to do with Sharon's work and experience.

Happily retired in Florida, we send appreciation for her significant service to our customers and her colleagues.

Water and Wastewater Chartered Territory

YORK COUNTY



Chartered Water Territory
Chartered Wastewater Territory
Chartered Water & Wastewater Territories

N

Felton Wastewater

Country View Manor

FAIRVIEW
MONAGHAN
NEWBERRY
CARROLL
WARRINGTON
CONEWAGO
YORK HAVEN
MOUNT WOLF
FRANKLIN
EAST MANCHESTER
HELLAM
WASHINGTON
MANCHESTER
DOVER
SPRINGETTSBURY
NORTH YORK
EAST PROSPECT
WEST YORK
WINDSOR
WEST MANCHESTER
PARADISE
YORK
JACKSON
NEW SALEM
JACOBUS
SPRING GROVE
SEVEN VALLEYS
LOGANVILLE
CHANCEFORD
NORTH CODORUS
SPRINGFIELD
LOWER CHANCEFORD
HEIDELBERG
JEFFERSON
NORTH HOPEWELL
EAST HOPEWELL
HANOVER
CODORUS
GLEN ROCK
PENN
SHREWSBURY
HOPEWELL
STEWARTSTOWN
FAWN
MANHEIM
PEACH BOTTOM
WEST MANHEIM

FRANKLIN COUNTY



Scott Water

FANNETT
LURGAN
ORRSTOWN
METAL
SHIPPENSBURG
LETTERKENNY
SOUTHAMPTON
HAMILTON
GREENE
CHAMBERSBURG
ST. THOMAS
GUILFORD
PETERS
MONT ALTO
MERCERSBURG
GREENCASTLE
QUINCY
MONTGOMERY
WARREN
ANTRIM
WAYNESBORO
WASHINGTON

ADAMS COUNTY



LATIMORE
YORK SPRINGS
BENDERSVILLE
HUNTINGTON
MENALLEN
TYRONE
READING
BIGLERVILLE
EAST BERLIN
ARENDTSVILLE
BUTLER
HAMILTON
STRABAN
ABBOTTSTOWN
FRANKLIN
NEW OXFORD
BERWICK
MOUNT PLEASANT
OXFORD
HAMILTONBAN
HIGHLAND
BONNEAUVILLE
MCSHERRYSTOWN
FAIRFIELD
GETTYSBURG
CONEWAGO
CUMBERLAND
MOUNT JOY
UNION
CARROLL VALLEY
LITTLESTOWN
LIBERTY
FREEDOM
GERMANY

The York Water Company provides water and wastewater services to approximately 208,000 people in 54 municipalities in 3 counties across South Central Pennsylvania.
County maps pictured above are not to scale.

The York Water Company

130 East Market Street
York, Pennsylvania 17401
717-845-3601
www.yorkwater.com





